SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     ) *

Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)

Regado Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75874Q107

(CUSIP Number)

August 27, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75874Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert A. Kierlin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ NOT APPLICABLE
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 3,309,955
	6.	Shared Voting Power: None
	7.	Sole Dispositive Power: 3,309,955
	8.	Shared Dispositive Power: None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,309,955
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) NOT APPLICABLE
11.	Percent of Class Represented by Amount in Row (9): 16.2%
12.	Type of Reporting Person – IN

CUSIP No. 75874Q107

Item 1.

(a)	Name of Issuer: Regado Biosciences, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

120 Mountain View Boulevard

Basking Ridge, New Jersey 07920

Item 2.

(a)	Name of Person Filing:

Robert A. Kierlin

(b)	Address of Principal Business Office or, if none, Residence:

Robert A. Kierlin

Fastenal Company

2001 Theurer Boulevard

Winona, Minnesota 55987-1500

(c)	Citizenship:

Robert A. Kierlin is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number: 75874Q107

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

CUSIP No. 75874Q107

Item 4. Ownership

(a)	Amount Beneficially Owned:	3,309,955

(b)	Percent of Class:	16.2%

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote:	3,309,955

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	3,309,955

(iv)	shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of Five Percent or Less of a Class

NOT APPLICABLE.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

CUSIP No. 75874Q107

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9. Notice of Dissolution of Group

NOT APPLICABLE

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 75874Q107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2013

/s/ Robert A. Kierlin
Robert A. Kierlin

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)